Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Unisys Corporation, the registrant, a Delaware company, has no parent. The registrant has the following subsidiaries:

Name of Company	State or Other Jurisdiction Under the Laws of Which Organized
Unisys (Schweiz) A.G.	Switzerland
Unisys Deutschland G.m.b.H.	Germany
Unisys Brasil Ltda.	Brazil
Unisys France	France
Unisys Limited	United Kingdom
Unisys Nederland N.V.	Netherlands
Unisys Korea Limited	Korea
Unisys Funding Corporation I	Delaware
Intelligent Processing Solutions Limited	United Kingdom
Unisys Philippines Limited	Michigan
Unisys Insurance Services Ltd.	United Kingdom

The names of certain subsidiaries are omitted from the above list; such subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.